RXi Pharmaceuticals Corporation

257 Simarano Drive, Suite 101

Marlborough, MA 01752

April 17, 2014

Via EDGAR Transmission and E-Mail

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Johnny Gharib

Bryan J. Pitko

Re:	RXi Pharmaceuticals Corporation

Registration Statement on Form S-3 (File No. 333-194956)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RXi Pharmaceuticals Corporation (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-194956) (the “Registration Statement”), be declared effective at 4:00 p.m., Washington, D.C. time, on April 18, 2014, or as soon thereafter as practicable.

In connection with the acceleration of the declaration of effectiveness of the Registration Statement, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to Benjamin Kozik of Ropes & Gray LLP, counsel to the Company, at (415) 315-6331.

[Signature page follows]

Very truly yours,

RXI PHARMACEUTICALS CORPORATION

By:	/s/ Geert Cauwenbergh
Geert Cauwenbergh, Dr. Med. Sc.
President and Chief Executive Officer

Signature Page to Acceleration Request